SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: December 1, 2006	By:	/s/ Nancy C. Gardner

1 November 2006. Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 1 November 2006, Christopher Hagman, a person discharging managerial responsibilities at Reuters, exercised options over 4,200 Ordinary shares of 25p each granted to him under an all employee Save As You Earn Plan in 2003. All shares were retained.

Mr Hagman now has a beneficial interest in 175,196 Ordinary shares, options over 71,240 Ordinary shares and rights under Reuters long term incentive plans in respect of 361,533 Ordinary shares.

These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

1 November 2006. Reuters founders share company appoints new board member

          The Reuters Founders Share Company Limited has appointed a new member to its board. Alejandro Junco de la Vega, President of the Latin American Grupo Reforma publishing group, will take up his post with immediate effect.

Alejandro Junco was born in 1948, in Monterrey, Mexico, and was educated both in Mexico and the United States, obtaining his bachelor’s degree in journalism from the University of Texas at Austin in 1969.

Alejandro Junco has built one of the most powerful newspaper conglomerates in Latin America, with dailies in Mexico’s three largest cities: Mexico City (Reforma), which today ranks number one among Mexico’s elite readership, Guadalajara (Mural) and Monterrey (El Norte).

Aside from his accomplishments in establishing an independent press, Junco also has opened greater access to public information by promoting access laws.

Alejandro Junco joins an eminent board of The Reuters Founders Share Company which includes Pehr Gyllenhammar (Chairman); Len Berkowitz; The Hon Mrs Anson Chan GBM CBE JP; Sir Michael Checkland; Uffe Ellemann-Jensen MP; Bertrand Collomb; Sir Christopher Mallaby GCMG GCVO; Mammen Mathew; John H McArthur; The Rt Hon The Baroness Noakes, DBE; Sir William Purves CBE DSO; Jaakko Rauramo; Dr Mark Wossner; Dr Frene Ginwala, Mr Joseph Lelyveld; Mr John Fairfax; and Jiri Dienstbier.

For more information on The Reuters Founders Share Company please visit www.about.reuters.com

Ends

For further information please contact:

Eileen Wise
T: +44 207 542 9697
M:+44 7712 674040
Eileen.wise@reuters.com

7 November 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Save As You Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email:elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

9 November 2006.   New Audit Committee Chairman

London – Reuters (LSE:RTR, Nasdaq:RTRSY), the global information company, today announced that Lawton Fitt, a non-executive director of Reuters, has been appointed as Chairman to the Reuters Audit Committee with immediate effect. Dick Olver, also a Reuters non-executive director, will step down as Chairman of the Audit Committee but will remain a member of the Committee. Mr Olver will continue in his role as Senior Independent Director.

Contact: Elizabeth Maclean
Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

9 November 2006. Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to both a transaction notified in accordance with Disclosure Rule 3.1.4R (1) (a) and section 324 (as extended by section 328) of the Companies Act 1985.

On 8 November 2006, David Grigson, an executive director of Reuters, exercised options over 4,200 Ordinary shares of 25p each granted to him under an all employee Save As You Earn Plan in 2003. All shares were retained.

Mr Grigson now has a beneficial interest in 110,043 Ordinary shares, options over 2,085,061 Ordinary shares and long term incentive plan awards in respect of 826,967 Ordinary shares.

These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

10 November 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Save As You Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email:elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

15 November 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Rosemary Martin
General Counsel & Company Secretary
>Email:rosemary.martin@reuters.com
Tel no. 020 7542 3485

22 November 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 390,000 Ordinary shares of 25p each under the Save As You Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Rosemary Martin
General Counsel & Company Secretary
Email:rosemary.martin@reuters.com
Tel no. 020 7542 3485

RNS Number:4060L
Reuters Group PLC
01 November 2006

Reuters Group plc announces that on 1 November 2006 it purchased for cancellation 750,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 447.9247p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,296,789,664

RNS Number:4928L
Reuters Group PLC
02 November 2006

Reuters Group plc announces that on 2 November 2006 it purchased for cancellation 1,250,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 442.7681p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,301,022,100.

RNS Number:7851L
Reuters Group PLC
08 November 2006

Reuters Group plc announces that on 8 November 2006 it purchased for cancellation 1,000,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 452.9899p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,301,478,874.

RNS Number:8571L
Reuters Group PLC
09 November 2006

Reuters Group plc announces that on 9 November 2006 it purchased for cancellation 450,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 454.82 per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,301,500,983.

RNS Number:0809M
Reuters Group PLC
14 November 2006

Reuters Group plc announces that on 14 November 2006 it purchased for cancellation 800,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 459.60 per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,297,403,294.

RNS Number:1592M
Reuters Group PLC
15 November 2006

Reuters Group plc announces that on 15 November 2006 it purchased for cancellation 700,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 463.65 per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,297,470,939.

20 November 2006

Reuters Group plc announces that on 20 November 2006 it purchased for cancellation 650,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 471.2272p per share.

21 November 2006

Reuters Group plc announces that on 21 November 2006 it purchased for cancellation 650,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 471.8819p per share.

22 November 2006

Reuters Group plc announces that on 22 November 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 466.9763p per share.

23 November 2006

Reuters Group plc announces that on 23 November 2006 it purchased for cancellation 450,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 463.0197p per share.

27 November 2006

Reuters Group plc announces that on 27 November 2006 it purchased for cancellation 600,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 455.8173p per share.

28 November 2006

Reuters Group plc announces that on 28 November 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 450.0714p per share.

30 November 2006

Reuters Group plc announces that on 30 November 2006 it purchased for cancellation 950,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 455.7072p per share.